Exhibit 99.4

LI BANG INTERNATIONAL CORPORATION INC.

Nasdaq Ticker: LBGJ

2025 SHARE INCENTIVE PLAN

(Approved by the shareholders on [●], 2025; Effective as of December 31, 2025)

TABLE OF CONTENTS

1.	Establishment; Purpose of the Plan	1

2.	Definitions	1

3.	Administration	2

4.	Shares Subject to Plan and Limitations	3

5.	Eligibility and Participation	3

6.	Types of Awards Available Under the Plan	3
	6.1 Options (Non-Qualified and Incentive)	3
	6.2 Share Appreciation Rights (“SARs”)	4
	6.3 Restricted Share	4
	6.4 Restricted Share Units (“RSUs”)	4
	6.5 Performance Awards	4
	6.6 Other Share-Based Awards	4

7.	General Terms and Conditions of Awards	4

8.	Corporate Transactions; Changes in Capitalization	4

9.	Forfeiture, Clawback and Recoupment	5

10.	Section 409A Compliance	5

11.	Securities Law and Other Regulatory Compliance	5

12.	Tax Withholding	5

13.	Amendment, Suspension or Termination of the Plan	5

14.	Term of the Plan	5

15.	Governing Law; Severability	5

16.	No Rights to Employment or Service	5

17.	Indemnification	5

18.	Effective Date and Shareholder Approval	5

i

1. ESTABLISHMENT; PURPOSE OF THE PLAN

Li Bang International Corporation Inc., a Cayman Islands exempted company (together with its Subsidiaries, the “Company”), hereby adopts the Li Bang International Corporation Inc. 2025 Share Incentive Plan (the “Plan”), effective as of December 31, 2025 (the “Effective Date”), subject to approval by the Company’s shareholders at the 2025 annual general meeting or at an extraordinary general meeting (or any adjournment thereof). The Plan supersedes and replaces any prior equity compensation plans of the Company, but shall not affect the terms of any outstanding awards granted under such prior plans.

The Plan is intended to: (a) attract, retain and motivate Employees, Directors, and Consultants (each as defined below); (b) align the interests of such persons with those of the Company’s shareholders by providing opportunities to acquire or increase a proprietary interest in the Company; and (c) promote the success and enhance the value of the Company through the grant of equity-based and performance-based incentive awards.

2. DEFINITIONS

Whenever the following terms are used in the Plan, they shall have the meanings set forth below. Capitalized terms not defined herein shall have the meanings given to them in an Award Agreement.

“Administrator” means the Board or, if and to the extent the Board so designates, the Committee.

“Award” means, individually or collectively, any Option, SAR, Restricted Share, RSU, Performance Award or Other Share-Based Award granted under the Plan.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award, including any amendments thereto.

“Board” means the Board of Directors of the Company.

“Cause” has the meaning set forth in the grantee’s employment, consulting or other applicable agreement with the Company, or if none, as determined by the Administrator in its sole discretion.

“Change in Control” means the occurrence of any of the following events after the Effective Date: (i) a sale, lease or other disposition of all or substantially all of the Company’s consolidated assets; (ii) any person or group becomes the beneficial owner of more than 50% of the total voting power of the Company’s outstanding securities; (iii) a consummation of a merger or consolidation of the Company with any other corporation where the Company’s shareholders immediately prior to such transaction do not own more than 50% of the voting power of the surviving entity; or (iv) individuals who constitute the Board on the Effective Date (together with any new directors whose election is approved by a vote of at least two-thirds of the directors then in office) cease for any reason to constitute a majority of the Board.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation Committee of the Board, or such other committee as the Board may designate to administer the Plan, composed in each case of not fewer than two (2) non-employee directors who meet the independence requirements of Nasdaq Listing Rule 5605 and the non-employee director requirements of Rule 16b-3 under the Exchange Act.

“Common Shares” means the Class A ordinary shares, par value US$0.0001 per share, of the Company, and such other securities as may be substituted therefor pursuant to Section 8.

“Company Group” means the Company and its Subsidiaries, collectively.

“Consultant” means any individual who is engaged by the Company Group to render bona fide services, other than as an Employee or a Director, and who qualifies as a consultant under Form S-8 (or any successor form) promulgated under the Securities Act.

“Disability” means “disabled” or a similar term as defined in the grantee’s employment agreement or, if none, as defined in Section 409A(a)(2)(C) of the Code.

“Effective Date” has the meaning set forth in Section 1.

“Employee” means any individual treated as an employee (including an officer or director who is also treated as an employee) in the records of the Company Group.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, on any given date, the closing price of a Common Share as reported on the Nasdaq Capital Market (or such other national securities exchange on which the Common Shares are principally traded) for such date or, if the Common Shares were not traded on such date, on the last preceding trading day.

“Incentive Share Option” or “ISO” means an Option intended to qualify as an “incentive Share option” under Section 422 of the Code and designated as such in the applicable Award Agreement.

“Non-Qualified Share Option” or “NSO” means an Option that is not intended to be, or does not qualify as, an ISO.

“Option” means a right granted under Section 6.1 to purchase Common Shares at a specified exercise price for a specified period of time.

“Other Share-Based Award” means an Award granted under Section 6.6 that is denominated in or otherwise based on Common Shares.

“Participant” means any eligible individual who holds an outstanding Award.

“Performance Award” means a Restricted Share, RSU or cash-denominated Award granted under Section 6.5 that is subject to the attainment of one or more performance goals.

“Plan” has the meaning set forth in Section 1.

“Restricted Period” means the period during which an Award of Restricted Share or RSUs is subject to restrictions or forfeiture.

“Restricted Share” means Common Shares granted under Section 6.3 that are subject to forfeiture and/or restrictions on transfer.

“RSU” means a contractual right granted under Section 6.4 to receive Common Shares (or the Fair Market Value thereof) at a future date.

“Securities Act” means the Securities Act of 1933, as amended.

“Service” means a Participant’s continuous service with the Company Group as an Employee, Director or Consultant.

“Subsidiary” means any entity that is directly or indirectly controlled by the Company within the meaning of Rule 405 of the Securities Act.

3. ADMINISTRATION

3.1 Authority. The Plan shall be administered by the Administrator, which shall have full power and authority to:

(a) interpret and administer the Plan and any Award Agreement;

(b) select the Participants;

(c) determine the type, size, terms and conditions of Awards;

(d) determine, modify or waive any condition or limitation applicable to an Award;

(e) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and

(f) adopt sub-plans and make any other determinations and take any other actions that the Administrator deems necessary or desirable to administer the Plan.

3.2 Delegation. To the extent permitted by applicable law and the Company’s governing documents, the Administrator may delegate to one or more officers of the Company the authority to grant Awards to Employees or Consultants who are not subject to Section 16 of the Exchange Act.

3.3 Decisions Final. All decisions, determinations and interpretations by the Administrator shall be final and binding on all Participants and any other persons.

4. SHARES SUBJECT TO PLAN AND LIMITATIONS

4.1 Shares Reserved. Subject to Section 8, an aggregate of 5,000,000 Common Shares (the “Share Pool”) shall be reserved for issuance pursuant to Awards under the Plan. Shares issued under the Plan may be authorized but unissued shares or shares purchased in the open market.

4.2 Share Recycling.

(a) If an Award expires, is forfeited or is terminated without having been exercised or settled in full, the Common Shares subject to such Award shall again be available for issuance under the Plan.

(b) Common Shares tendered to pay the exercise price of an Option or withheld to satisfy any tax withholding obligation shall not be added back to the Share Pool.

(c) Common Shares issued or issuable pursuant to awards assumed by the Company in connection with any merger, consolidation, acquisition of property or Share, or reorganization, shall not reduce the number of Common Shares available for issuance under the Plan, and shall not be included in the Share Pool for purposes of Section 4.1.

4.3 ISO Limit. Subject to Section 8, no more than 5,000,000 Common Shares may be issued upon the exercise of ISOs granted under the Plan.

4.4 Annual Grant Limits for Non-Employee Directors. Subject to Section 8, the aggregate grant date Fair Market Value of all Awards plus any cash compensation payable to a Non-Employee Director for service on the Board during any single calendar year shall not exceed US$1,000,000.

5. ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Awards may be granted to any Employee, Director or Consultant whom the Administrator so selects. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Administrator.

5.2 Participation. Subject to the provisions of the Plan, the Administrator shall determine and designate, from time to time, those eligible individuals to whom Awards are to be granted and the nature and amount of each Award.

6. TYPES OF AWARDS AVAILABLE UNDER THE PLAN

6.1 Options.

(a) Grant. Options may be granted as ISOs or NSOs. Each Option shall be evidenced by an Award Agreement specifying the number of Common Shares subject to the Option, the exercise price, the term of the Option and such other provisions as the Administrator may determine.

(b) Exercise Price. The exercise price per Common Share shall be not less than 100% of the Fair Market Value of a Common Share on the grant date (110% if the grantee is a 10% shareholder and the Option is an ISO).

(c) Term. No Option shall be exercisable after the tenth (10th) anniversary of the grant date (fifth (5th) anniversary for a 10% shareholder ISO).

6.2 Share Appreciation Rights (SARs). A SAR entitles the grantee to receive, upon exercise, an amount equal to the excess of the Fair Market Value of a Common Share on the exercise date over the SAR’s base price. The base price shall be not less than 100% of the Fair Market Value of a Common Share on the grant date.

6.3 Restricted Share.

(a) Grant. Restricted Share Awards shall be evidenced by an Award Agreement that specifies the number of Common Shares granted, the Restricted Period and any vesting or forfeiture conditions.

(b) Rights as Shareholder. Unless otherwise provided in the Award Agreement, the Participant shall have all rights of a shareholder with respect to the Restricted Share, including voting rights and the right to receive dividends (which may be subject to the same vesting conditions as the underlying shares).

6.4 Restricted Share Units (RSUs). Each RSU represents the right to receive one Common Share at a specified future date, subject to satisfaction of applicable vesting conditions.

6.5 Performance Awards. A Performance Award shall be conditioned on the attainment of one or more performance goals over a performance period, as established by the Administrator.

6.6 Other Share-Based Awards. The Administrator is authorized to grant other incentives denominated or payable in, valued by reference to, or otherwise based on or related to Common Shares, including unrestricted Share grants, dividend equivalents, deferred Share units, and other rights.

7. GENERAL TERMS AND CONDITIONS OF AWARDS

7.1 Vesting. Awards shall vest at such time or times and subject to such conditions (including continued Service and/or performance conditions) as may be determined by the Administrator and reflected in the Award Agreement.

7.2 Termination of Service. Unless otherwise provided in the Award Agreement, upon a Participant’s termination of Service for any reason, any unvested portion of an Award shall be forfeited, and any vested but unexercised Option or SAR shall remain exercisable for the period set forth in the Award Agreement.

7.3 Transferability. Unless otherwise determined by the Administrator, Awards shall not be transferable other than by will or the laws of descent and distribution.

7.4 Dividends and Dividend Equivalents. No dividends or dividend equivalents shall be paid on unvested Awards until such Awards vest.

7.5 Settlement of Awards; Fractional Shares. Unless otherwise provided in an Award Agreement, Awards shall be settled in Common Shares. No fractional Common Shares shall be issued under the Plan. The Administrator may determine whether cash shall be paid in lieu of fractional shares or whether such fractional shares shall be rounded down or forfeited without payment.

8. CORPORATE TRANSACTIONS; CHANGES IN CAPITALIZATION

In the event of any dividend or other distribution (whether in cash, shares or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, spinoff, combination, repurchase or exchange of shares or other securities, or other change in the corporate structure of the Company, the Administrator shall make equitable adjustments to the number and class of securities available under the Plan, the number and class of securities subject to outstanding Awards and the exercise or purchase price of such Awards.

In the case of a Change in Control, the Administrator may, in its discretion: (a) accelerate vesting; (b) cancel and cash-out outstanding Awards; (c) substitute outstanding Awards with awards of the surviving entity; or (d) take such other action as it deems appropriate.

9. FORFEITURE, CLAWBACK AND RECOUPMENT

All Awards and any benefits received under the Plan shall be subject to forfeiture, repayment or recoupment to the extent required under applicable law or any clawback policy adopted by the Company, including, without limitation, the Company’s policy adopted pursuant to Rule 10D-1 under the Exchange Act.

10. SECTION 409A COMPLIANCE

It is intended that the Plan and Awards granted hereunder comply with or be exempt from Section 409A of the Code, and the Plan and each Award Agreement shall be interpreted and administered accordingly.

11. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE

No Award may be exercised or shares issued under the Plan unless and until the Company has complied with all applicable listing, registration and qualification requirements of securities laws and any stock exchange on which the Common Shares are listed. For the avoidance of doubt, the Company intends initially to register under Form S-8 up to 1,000,000 Common Shares issuable to Consultants pursuant to Awards granted under this Plan, but the Plan authorizes the grant of Awards to Employees, Directors and other eligible Service Providers, and the Company may register additional shares or rely on available exemptions in the future.

12. TAX WITHHOLDING

The Company may withhold, or require a Participant to remit, amounts sufficient to satisfy federal, state, local and non-U.S. withholding tax requirements with respect to any Award. The Administrator may permit Participants to satisfy withholding obligations by tendering already-owned Common Shares or having the Company withhold Common Shares otherwise issuable pursuant to the Award.

13. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may amend, suspend or terminate the Plan at any time, provided that shareholder approval shall be required for any amendment to the extent necessary to comply with applicable law or stock-exchange rule. No amendment, suspension or termination shall adversely affect any outstanding Award without the Participant’s consent, except as provided in the Plan or an Award Agreement.

14. TERM OF THE PLAN

Unless terminated earlier by the Board, the Plan shall continue in effect until the tenth (10th) anniversary of the Effective Date, after which no further Awards may be granted but outstanding Awards shall continue in accordance with their terms.

15. GOVERNING LAW; SEVERABILITY

The Plan and all Awards shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict-of-law principles. If any provision of the Plan or an Award Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force and effect.

16. NO RIGHTS TO EMPLOYMENT OR SERVICE

Nothing in the Plan or any Award Agreement shall confer upon any Participant any right to continue in the employ or Service of the Company Group, nor shall it interfere with any right of the Company Group to terminate a Participant’s employment or Service at any time.

17. INDEMNIFICATION

Each member of the Board and the Committee shall be indemnified and held harmless by the Company against any claims, liabilities, and expenses arising out of their service in connection with the administration of the Plan, to the fullest extent permitted by applicable law.

18. EFFECTIVE DATE AND SHAREHOLDER APPROVAL

The Plan shall become effective on the Effective Date, subject to and conditioned upon approval by the Company’s shareholders. In the event the shareholders do not approve the Plan within twelve (12) months after the Board’s adoption, the Plan shall be null and void, and any Awards granted contingent upon such approval shall be cancelled.